May 24, 2006
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Arbinet-thexchange, Inc. Response letter dated May 17, 2006 regarding Definitive Additional Materials Filed May 4, 2006 by Alex Mashinsky and Robert A. Marmon File No. 000-51063
Dear Ms. Ransom:
     On behalf of Alex Mashinsky and Robert A. Marmon, we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated May 17, 2006. For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Messrs. Mashinsky and Marmon.
1.	We note your response to our comment letter dated May 5, 2006. Your support for the statement you make that “top management of the Company – Curt Hockemeier and Anthony Craig – just last week received over $3,600,000 in ‘extra’ compensation by purchasing over 430,000 shares of stock (1.7% of the Company) for $.16 (sixteen cents!) per share...” goes to the numerical values you present here but it does go to the context in which you have presented this statement. Specifically, you characterize the option grant as “extra” compensation and “bonus” option consideration thereby implying that the individuals were just granted the shares when, in fact, the exercise of the

Securities and Exchange Commission
May 24, 2006
underlying option relates to a historical grant and, therefore, likely relates to past performance. Without providing this context, readers might be led to believe that the company recently granted these options at a strike price significantly under the recent closing price of the common stock and that the company had something to do with the recent receipt of proceeds when the exercise of these options is not within the company’s control. Please revise to remove this implication.
Response: We note the Staff’s comment and have revised the disclosure in a letter (the “Stockholder Letter”) from Messrs. Mashinsky and Marmon which today was sent to stockholders and filed with the SEC as Additional Definitive Materials. The revised disclosure removes the references to “extra” compensation and “bonus” option consideration, and indicates that the stock options were previously granted to Messrs. Hockemeier and Craig. We believe that the revised disclosure removes the implication that Arbinet-thexchange, Inc. (the “Company”) recently granted these options at a strike price significantly under the recent closing price of the Company’s common stock and that the Company had something to do with the recent receipt of proceeds.
2.	Provide additional support and context for the statement that Mr. Mashinsky is “just full of nutty ideas.” Your indication that it was said to Mr. Marmon by management is insufficient without providing additional context. Further, your indication that the inclusion of the statement was “intended to show the current CEO’s view of Mr. Mashinsky” is not consistent with the context in which the statement was made, considering it is followed up by “[w]e are not aware of any technology patents written by Mr. Hockemeier.” Please revise.
Response: We note the Staff’s comment and have revised the disclosure in the Stockholder Letter to provide additional support and context for the statement that Mr. Mashinsky is “just full of nutty ideas” by indicating that Mr. Hockemeier made the statement “at a meeting in March 2006 between Messrs. Mashinsky, Marmon, Hockemeier and Robert Atkinson.” In addition, the disclosure in the Stockholder Letter indicates that Mr. Hockemeier’s statement demonstrates what Mr. Hockemeier “personally thinks of Mr. Mashinsky”, which is consistent with our indication that the inclusion of the statement was intended to show the current CEO’s view of Mr. Mashinsky.
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Securities and Exchange Commission
May 24, 2006
     For your convenience, attached is a copy of the Stockholder Letter. If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.
Very truly yours,
Roland Hlawaty

cc:	Alex Mashinsky Robert A. Marmon

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